Exhibit 99.1

Weidai Ltd. Announces Second quarter 2019 Financial Results

Hangzhou, September 18, 2019 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second quarter 2019 Financial Highlights:

•	Net revenues were RMB906.7 million (US$132.1 million) in the second quarter of 2019, a decrease of 4.4% from RMB948.4 million in the same period of 2018 and a decrease of 4.5% from RMB949.7 million sequentially.

•	Loan facilitation service fees were RMB758.5 million (US$110.5 million) in the second quarter of 2019, compared to RMB752.2 million in the same period of 2018 and RMB766.9 million in the first quarter of 2019.

•	Post-facilitation service fees were RMB89.0 million (US$13.0 million) in the second quarter of 2019, an increase of 7.2% from RMB83.1 million in the same period of 2018 and an increase of 6.6% from RMB83.5 million sequentially.

•	Net income was RMB106.9 million (US$15.6 million) in the second quarter of 2019, compared to RMB182.7 million in the same period of 2018 and RMB109.0 million in the first quarter of 2019.

•	Adjusted net income[1] was RMB130.1 million (US$18.9 million) in the second quarter of 2019, compared to RMB205.4 million in the same period of 2018 and RMB134.6 million in the first quarter of 2019.

Second quarter 2019 Operational Highlights:

Loan volume

The following table sets forth the volume of loans we facilitated and originated (including loans funded by institutional funding partners) for the periods indicated:

	For the three months ended,
	March 31, 2019		June 30, 2019
	RMB	% of total loan volume	RMB	% of total loan volume
	(in millions, except for percentages)

Total loan volume	15,247	100.0	17,603	100.0
Including:
Loans funded by institutional funding partners	733	4.8	749	4.3

Loan balance

Total loan balance decreased to RMB18.2 billion (US$2.7 billion) as of June 30, 2019 from RMB19.6 billion as of March 31, 2019.

1 Adjusted net income, a non-GAAP financial measure, is defined as net income before share-based compensation expenses.

Second quarter 2019 Financial Results

Net revenues decreased by 4.5% to RMB906.7 million (US$132.1 million) in the second quarter of 2019 from RMB949.7 million in the previous quarter, primarily due to decreases in other revenues and net financing income. The decrease was partially offset by an increase in post-facilitation service fees. The Company’s take rate2 increased to 5.0% in the second quarter of 2019 from 4.8% in the previous quarter.

•	Loan facilitation service fees remained relatively stable at RMB758.5 million (US$110.5 million) in the second quarter of 2019, compared to RMB766.9 million in the previous quarter. In the second quarter of 2019, the impact of applying ASC 606 resulted in a decrease in loan facilitation service fees of RMB 126.4 million (US$18.4 million).

•	Post-facilitation service fees increased by 6.6% to RMB89.0 million (US$13.0 million) in the second quarter of 2019, from RMB83.5 million in the previous quarter.

•	Other revenues decreased by 58.5% to RMB21.4 million (US$3.1 million) in the second quarter of 2019, from RMB51.6 million in the previous quarter, primarily due to the reclassification of insurance revenue, which previously was recorded under other revenues, to loan facilitation service fees and post-facilitation service fees according to its nature.

•	Net financing income decreased by 20.7% to RMB37.8 million (US$5.5 million) in the second quarter of 2019, from RMB47.7 million in the previous quarter, primarily due to a decrease in loan balance of the Company’s on-balance sheet loans.

Provision for loans and advances increased by 3.3% to RMB252.3 million (US$36.8 million) in the second quarter of 2019, from RMB244.1 million in the previous quarter. Provision for loans and advances as a percentage of total loan volume decreased to 1.4% in the second quarter of 2019 from 1.6% in the previous quarter. Provision for loans and advances as a percentage of net revenue increased to 27.8% in the second quarter of 2019 from 25.7% in the previous quarter.

Operating costs and expenses decreased by 2.4% to RMB566.7 million (US$82.5 million) in the second quarter of 2019, from RMB580.8 million in the previous quarter. Operating costs and expenses as a percentage of net revenues increased to 62.5% in the second quarter of 2019 from 61.2% in the previous quarter.

•	Provision for financial guarantee liabilities increased by 53.5% to RMB82.7 million (US$12.0 million) in the second quarter of 2019, from RMB53.9 million in the previous quarter.

•	Origination and servicing expenses decreased by 15.2% to RMB319.1 million (US$46.5 million) for the second quarter of 2019 from RMB376.4 million in the previous quarter, primarily due to continued cost optimization efforts. Origination and servicing expenses as a percentage of net revenues decreased to 35.2% in the second quarter of 2019 from 39.6% in the previous quarter.

•	Sales and marketing expenses increased by 56.4% to RMB76.4 million (US$11.1 million) for the second quarter of 2019 from RMB48.9 million in the previous quarter, primarily due to an increase in online marketing activities in the second quarter of 2019.

•	General and administrative expenses decreased by 23.5% to RMB58.2 million (US$8.5 million) for the second quarter of 2019 from RMB76.1 million in the previous quarter. The decrease was primarily due to a decrease in staff costs.

•	Research and development expenses increased by 18.3% to RMB30.2 million (US$4.4 million) in the second quarter of 2019 from RMB25.5 million in the previous quarter, primarily due to continued investment in technology infrastructure and systems.

2 “Take rate” is defined as dividing net revenue of a certain period by the period end loan balance.

Share-based compensation expenses decreased by 9.5% to RMB23.2 million (US$3.4 million) in the second quarter of 2019, from RMB25.6 million in the previous quarter.

Income tax expenses decreased by 64.7% to RMB13.4 million (US$2.0 million) for the second quarter of 2019, from RMB38.1 million in the previous quarter.

Net income decreased by 1.9% to RMB106.9 million (US$15.6 million) in the second quarter of 2019, from RMB109.0 million in the previous quarter.

Net income and comprehensive income attributable to ordinary shareholders decreased by 2.0% to RMB103.3 million (US$15.1 million) in the second quarter of 2019, from RMB105.4 million in the previous quarter.

Adjusted net income decreased by 3.3% to RMB130.1 million (US$18.9 million) in the second quarter of 2019, from RMB134.6 million in the previous quarter.

Recent Developments

Change of Custodian Bank

To provide better and more efficient services to borrowers and investors, the Company changed its custodian bank to Sichuan Xinwang Bank Co., Ltd., the third privately-owned Internet bank in China, in August 2019, after its custodian agreement with Xiamen Bank had expired.

Change of accounting treatment for certain consumption loans

From July 1, 2019 onwards, the Company no longer provided financial guarantees to online investors for consumption loans pursuant to regulatory requirements. As a result, no guarantee liability will be recorded for new consumption loans facilitated after July 1, 2019.

Filing of Annual Report on Form 20-F

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission on April 16, 2019 (U.S. Time). The annual report on Form 20-F can be accessed on the Company's investor relations website at https://weidai.investorroom.com/.

Weidai will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations department, 50/F, West Building, Fortune Finance Center, No. 33 Jiefang East Road, Jianggan District, Hangzhou, Zhejiang Province, the People’s Republic of China.

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with both online investors and institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the noon buying rate on June 28, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Christian Arnell

Tel: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of March 31,	As of June 30,
	2019	2019
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	1,472,593	862,841	125,687
Restricted cash	838,961	806,203	117,437
Loans and advances, net	1,155,368	1,676,616	244,227
Contract assets	944,495	840,125	122,378
Short-term investments	222,920	336,192	48,972
Prepaid expenses and other assets	483,135	562,560	81,946
Amounts due from related parties	17,198	38,746	5,644
Total current assets	5,134,670	5,123,283	746,291

Non-current assets:
Restricted cash	27,901	31,547	4,595
Long-term investments	13,333	13,333	1,942
Loans and advances, net	402,260	211,829	30,856
Prepaid expenses and other assets	5,606	9,606	1,399
Property, equipment and software, net	81,568	74,156	10,802
Goodwill	5,812	5,812	847
Contract assets	366,060	343,982	50,107
Deferred tax assets	317,498	388,404	56,577
Total non-current assets	1,220,038	1,078,669	157,125
Total assets	6,354,708	6,201,952	903,416

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB2,231,239 and RMB2,195,061 (US$319,747) as of March 31, 2019 and June 30, 2019, respectively):
Payable to institutional funding partners and online investors	504,402	456,764	66,535
Current account with online investors and borrowers	1,197,838	1,187,500	172,979
Income tax payable	94,959	117,644	17,137
Accrued expenses and other liabilities	451,253	431,344	62,832
Amounts due to related parties	14,705	21,142	3,080
Contract liabilities	22,918	19,573	2,851
Total current liabilities	2,286,075	2,233,967	325,414
Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB726,598 and RMB497,732 (US$72,503) as of March 31, 2019 and June 30, 2019, respectively):
Payable to institutional funding partners and online investors	425,875	222,906	32,470
Contract liabilities	6,041	18,637	2,715
Other non-current liabilities	14,615	22,459	3,272
Deferred tax liabilities	280,067	233,730	34,046
Total non-current liabilities	726,598	497,732	72,503
Total liabilities	3,012,673	2,731,699	397,917

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; 35,375,777 shares issued and outstanding as of March 31, 2019 and June 30, 2019)	-	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of March 31, 2019 and June 30, 2019)	1	1	-
Additional paid-in capital	1,196,580	1,219,767	177,679
Accumulated other comprehensive loss	(8,253)	(2,984)	(435)
Retained earnings	2,144,968	2,248,289	327,500
Total Weidai Ltd. shareholders’ equity	3,333,296	3,465,073	504,744
Noncontrolling interests	8,739	5,180	755
Total shareholders’ equity	3,342,035	3,470,253	505,499
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,354,708	6,201,952	903,416

Weidai Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31, 2019	Three Months Ended June 30, 2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan facilitation service fees	766,930	758,463	110,483
Post facilitation service fees	83,464	89,011	12,966
Other revenues	51,617	21,436	3,123
Financing income	86,666	68,664	10,002
Less: Funding costs	(38,977)	(30,865)	(4,496)
Net financing income	47,689	37,799	5,506
Total net revenues	949,700	906,709	132,078
Provision for loans and advances	(244,124)	(252,293)	(36,751)
Net revenues after provision for loans and advances	705,576	654,416	95,327

Operating costs and expenses:
Provision for financial guarantee liabilities	(53,872)	(82,710)	(12,048)
Origination and servicing expenses	(376,374)	(319,082)	(46,480)
Sales and marketing expenses	(48,873)	(76,429)	(11,133)
General and administrative expenses	(76,093)	(58,237)	(8,483)
Research and development expenses	(25,549)	(30,219)	(4,402)
Total operation costs and expenses	(580,761)	(566,677)	(82,546)

Income from operations	124,815	87,739	12,781
Interest income, net	12,358	9,584	1,396
Government subsidies	10,591	10,513	1,531
Other (expenses)/income, net	(710)	12,494	1,820
Net income before income taxes	147,054	120,330	17,528
Income tax expenses	(38,096)	(13,438)	(1,957)
Net income	108,958	106,892	15,571
Net income attributable to noncontrolling interests	(3,566)	(3,571)	(520)
Net income and comprehensive income attributable to Weidai Ltd.’s ordinary shareholders	105,392	103,321	15,051
Earnings per share:
Basic	1.50	1.47	0.21
Diluted	1.49	1.46	0.21
Shares used in earnings per share computation:
Basic	70,447,177	70,447,177	70,447,177
Diluted	70,929,790	70,662,869	70,662,869

Weidai Ltd.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31, 2019	Three Months Ended June 30, 2019
	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net income	108,958	106,892	15,571
Add:
Share-based compensation expenses	25,624	23,187	3,378
Adjusted net income	134,582	130,079	18,949